Exhibit (a)(1)(J)
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Mark Stouse
BMC Software
+1 713-918-2714
mark_stouse@bmc.com
Jen Cadmus
Waggener Edstrom
+1 512-934-8350
jcadmus@waggeneredstrom.com
BMC Software
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Houston, Texas 77042
United States of America
www.bmc.com
BMC SOFTWARE SUCCESSFULLY COMPLETES TENDER OFFER FOR BLADELOGIC SHARES
HOUSTON, April 18, 2008 — BMC Software (NYSE: BMC) today announced the successful completion of the tender offer by its direct wholly owned subsidiary, Bengal Acquisition Corporation, for all outstanding shares of common stock of BladeLogic, Inc. (NASDAQ:BLOG) at a price of $28.00 per share, net to the seller in cash, without interest. The tender offer expired at 12:00 midnight, Boston, Massachusetts time, on Thursday, April 17, 2008.
The depositary for the tender offer has advised BMC Software that, as of the expiration of the tender offer, approximately 27,368,539 shares were validly tendered and not withdrawn in the tender offer, representing approximately 96.7% percent of BladeLogic’s issued and outstanding shares. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.
BMC Software intends to complete the acquisition of BladeLogic through the merger of Bengal Acquisition Corporation with and into BladeLogic as soon as practicable in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of BladeLogic. Under the merger agreement, all remaining publicly held shares (other than shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $28.00 per share, net to the holder in cash, without interest, in the merger.
About BMC Software
BMC Software is a leading global provider of enterprise management solutions that empower companies to automate their IT and align it to the needs of the business. Delivering Business Service Management, BMC Software solutions span enterprise systems, applications, databases and service management. For the four fiscal quarters ended December 31, 2007, BMC Software revenue was approximately $1.7 billion. For more information, visit www.bmc.com.
This press release includes forward-looking statements that are subject to risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. For example, the ability of BMC Software to complete the acquisition of BladeLogic will depend on a number of factors outside BMC Software’s control including the satisfaction of closing conditions. These risks are described in BMC Software’s Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008. All forward-looking statements are based on information currently available, and BMC Software assumes no obligation and does not intend to update any such forward-looking statements.
BMC, BMC Software, and the BMC Software logo are the exclusive properties of BMC Software, Inc., are registered with the U.S. Patent and Trademark Office, and may be registered or pending registration in other countries. All other BMC trademarks, service marks, and logos may be registered or pending registration in the U.S. or in other countries. All other trademarks or registered trademarks are the property of their respective owners. © Copyright 2008 BMC Software, Inc.